Exhibit (d)(5)

EXECUTION VERSION

STRICTLY CONFIDENTIAL

CLEAN TEAM CONFIDENTIALITY AGREEMENT

This Clean Team Confidentiality Agreement (the “Agreement”) is entered into as of October 21, 2022, by and between Viatris Inc., a Delaware corporation (“Viatris”), and Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point” and, together with Viatris, the “Parties” and each of them a “Party”), in contemplation of a prospective strategic business transaction involving their respective businesses (the “Transaction”) and the evaluation and potential implementation thereof. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the confidentiality agreement dated as of June 28, 2022, between the Parties (“CDA”).

In connection with the Parties’ evaluation and potential implementation of the Transaction, Viatris (the “Receiving Party”) may request certain Confidential Information of Oyster Point (the “Disclosing Party”) that the Disclosing Party deems in its sole discretion to be competitively sensitive and/or highly confidential, including proprietary, strategic, financial, pricing or operational information. As a result, in order to adequately protect the Disclosing Party’s competitively-sensitive and/or highly-confidential Confidential Information (the “Clean Team Information”) and to ensure that the disclosure of such information complies with applicable competition and/or antitrust laws, the Parties wish to establish procedures for the disclosure of such information. The Clean Team Information of the Disclosing Party shall comprise all Confidential Information of the Disclosing Party that is either (a) indicated to be or designated as “Clean Team Information” (or words of similar import) at the time of disclosure to the Receiving Party or its Representatives or, if such disclosure is oral, that is so identified at the time of disclosure, or (b) made available through access to one or more separate “clean” data rooms or one or more separate “clean” folders within one or more data rooms (each, a “Clean Room”), whether physical or electronic, established for Clean Team Information, and Clean Team Information shall also include any notes, books, papers, diagrams, documents, reports, e-mail, memoranda or other records prepared by the Receiving Party or its Representatives, or otherwise on behalf of the Receiving Party, that contain or otherwise reflect or have been generated or derived, wholly or partly, from such information.

Access to any Clean Room and to Clean Team Information will be strictly limited to the Receiving Party’s selected Representatives (the “Clean Team”) who have been pre-approved in writing as members of the Clean Team by the Disclosing Party (which approval may be withheld for any reason or no reason). The Receiving Party agrees that its Clean Team members will not participate in, have responsibility for or provide consulting services about day-to-day decision-making of the Receiving Party related to pricing, marketing, product or service innovation, or day-to-day implementation of competitive strategies for any Receiving Party business which may be competitive with the Disclosing Party’s business, until the earlier of (a) the consummation of the Transaction and (b) the date that is 1 year following the latest time at which a member of the Receiving Party’s Clean Team had access to Clean Team Information. The initial approved members of the Clean Team of the Receiving Party are listed on Exhibit A hereto; provided that Clean Team Information designated as “Outside Counsel Only” may not be shared with members of the Receiving Party’s Clean Team who are not identified as such Party’s “Outside Counsel” on Exhibit A hereto. Any further approvals granted under this Agreement shall be in writing by the Disclosing Party’s counsel, which may be via email.

Each Party acknowledges that the Clean Team Information may contain competitively-sensitive and/or highly-confidential information of the other Party. Accordingly, in addition to its confidentiality and use obligations with respect to the Clean Team Information under the CDA, each Party agrees to (a) keep, and cause its Clean Team to keep, the Clean Team Information of the other Party from its Representatives who are not members of its Clean Team (other than any Clean Team Information approved in advance for disclosure to non-Clean Team members by the Disclosing Party or the Disclosing Party’s outside competition/antitrust counsel or as specifically permitted by the immediately following paragraph), (b) instruct all members of its Clean Team to comply with this Agreement and, upon the request of the Disclosing Party, provide a list of its Clean Team members and certify in writing to the Disclosing Party that it is in compliance with this clause (b) and (c) be responsible for any breach of this Agreement by any of its Clean Team members.

Notwithstanding the foregoing, Clean Team Information of the Disclosing Party that is aggregated or “cleaned” may be reported to the Receiving Party’s Representatives; provided that (a) such information is used solely for purposes of conducting due diligence and/or preparation of necessary regulatory filings and defense of any antitrust investigation in connection with the Transaction and (b) all such information is reviewed by the Receiving Party’s outside competition/antitrust counsel before it is reported to any such persons in order to ensure that such information is sufficiently aggregated or “cleaned” so as to remove any competitively-sensitive and/or highly-confidential information. In all cases, documents prepared by the Receiving Party’s Clean Team that will be disseminated beyond the Clean Team will not include any Clean Team Information or any build-up detail that is reasonably expected to permit persons who are not members of the Clean Team to disaggregate the summary or otherwise get access to Clean Team Information. All such information remains subject to the terms of the CDA.

The agreement resulting from the Parties’ acceptance of the terms of this Agreement will constitute a supplement to the CDA and will be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principals of conflicts of laws thereof. Except as specifically supplemented by this Agreement, the terms of the CDA will remain in full force and effect, unamended.

[Signature Pages Follow]

IN WITNESS WHEREOF, Viatris and Oyster Point have caused the following signatures to be affixed hereto as of the date first set forth above.

VIATRIS INC.		OYSTER POINT PHARMA, INC.

BY:	/s/ Thomas D. Salus	BY:	/s/ Daniel Lochner
PRINT NAME: Thomas D. Salus		PRINT NAME: Daniel Lochner
TITLE: Assistant Secretary		TITLE: Chief Financial Officer

[Signature Page to the Clean Team Confidentiality Agreement]